

October 5, 2007

Room 7010

Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul
Brazil CEP 90220-005

> **Re:** **Gerdau S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **File No. 001-14878**

Dear Mr. Schirmer:

We have reviewed your response letter dated September 12, 2007 and have the following comment. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 5. Operating and Financial Review and Prospects

Note 4.1 Corporacion Sidenor S.A. page F-21

1.   We note your response to prior comment 2, which discusses how you determined that Sidenor is a VIE and you are the primary beneficiary. We have the following comments:
   *   Please provide us with a copy of the shareholders agreement that describes the terms of the put option, as well as other agreements relevant to the accounting for this transaction.
   *   You state the put option has a "determinable price based on the purchase price paid by Carpe Diem on the date of the acquisition." Please tell us exactly how the exercise price of the put option is determined.
   *   Provide us with your analysis of the scope exception in paragraph 4(h) of FIN 46 and how you determined the exception does not apply.
   *   Clarify the terms of the guaranteed payment described in Note 4.1. You state you have agreed to guarantee the payment of an amount equal to the fixed price under the put option plus interest "after six years from the purchase in the event that Santander Group has not sold the shares acquired up to such date." Please clarify whether the agreement stipulates you would receive Santander's shares in exchange for this

payment. We also note payment is required if Santander Group sells its shares at a price higher or lower than the agreed amount, and the difference would be paid by Santander to the company or by the company to Santander, respectively. Please tell us how you have accounted for these contingent payments and provide an analysis of the accounting literature supporting your treatment.

- Please tell us the valuation method you used for the $246,005,000 amount recorded in minority interest for the put option.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief